June 27, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gold Flora Corporation (as successor to TPCO Holding Corp.)
Registration Statement on Form S-1
File No. 333-268790

Ladies and Gentlemen:

On December 14, 2022, TPCO Holding Corporation (“TPCO”) filed the Registration Statement on Form S-1 (File No. 333-268790) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) for purposes of registering the offer and resale from time to time of up to 24,323,162 common shares, no par value (the “Shares”) of TPCO by the selling stockholders named in the prospectus which forms part of the Registration Statement. On February 21, 2023, TPCO, Gold Flora Corporation (“Gold Flora”) and certain other parties entered into a business combination agreement (the “Agreement”), pursuant to which TPCO, Gold Flora and another party amalgamated (the “Business Combination”) into the resulting issuer named Gold Flora Corporation (“the Company”) and the Company domesticated as a Delaware corporation. The issuance of securities by the Company in the Business Combination pursuant to the Agreement were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) by virtue of Section 3(a)(10) of the Securities Act.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because the Shares are eligible for resale by the selling stockholders pursuant to an exemption from registration under the Securities Act. The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to Robert A. Petitt of Blank Rome LLP at (617) 415-1219.

Thank you for your assistance in this matter.

Very truly yours,

GOLD FLORA CORPORATION

By:	/s/ Marshall Minor
Name:	Marshall Minor
Title:	Chief Financial Officer